                                                                    EXHIBIT 99.2




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Shareholders of Micrografx, Inc.:

As independent public accountants, we hereby consent to the incorporation by reference in this registration statement on Form S-8 of our reports dated August 4, 1995, included in Micrografx, Inc.'s Form 10-K for the year ended June 30, 1995 and to all references to our firm included in this registration statement.

We have also made a similar audit of the accompanying supplemental consolidated balance sheets of Micrografx, Inc. and subsidiaries at June 30, 1995 and 1994, and the related supplemental consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1995. The supplemental consolidated statements give retroactive effect to the merger with Visual Software, Inc. on April 2, 1996, which has been accounted for as a pooling of interests described in the Notes to Supplemental Consolidated Financial Statements. These supplemental financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental financial statements based on our audits. We did not audit the financial statements of Visual Software, Inc. for fiscal 1994 or 1995 included in the supplemental consolidated financial statements of Micrografx, Inc., which statements reflect total assets and revenues constituting 3 percent and 6 percent, respectively, in 1995 and 1 percent and 1 percent, respectively, in 1994 of the related supplemental consolidated totals. These statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Visual Software, Inc., is based solely upon the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based upon our audit and the report of other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Micrografx, Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, after giving retroactive effect to the merger with Visual Software, Inc. as described in the Notes to Supplemental Consolidated Financial Statements, all in conformity with generally accepted accounting principles.


                                        /s/ ARTHUR ANDERSEN LLP


Dallas, Texas,
  April 2, 1996

                           MICROGRAFX, INC.
                SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                             (in thousands)



<Caption)
                                                      JUNE 30,
                                                 1995        1994
                                                -------     -------
                                   ASSETS

Current assets:
        Cash and cash equivalents               $11,329     $10,851
        Short-term investments                    5,312       7,247
        Accounts receivable, net                  9,232       5,091
        Inventories                               1,308       1,852
        Deferred tax asset                          484         920
        Other current assets                      1,472       1,614
                                                -------     -------
                Total current assets             29,137      27,575

Property and equipment, net                       4,631       5,461

Capitalized software development costs, net       3,596       3,538

Acquired product rights, net                      1,302       1,497

Other assets                                        624         506

                                                -------     -------
                Total assets                    $39,290     $38,577
                                                =======     =======

                        See accompanying notes.

                            MICROGRAFX, INC.
                SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                 (in thousands, except per share data)


                                                               June 30,
                                                         1995           1994
                                                       ---------     ---------
                 LIABILITIES AND SHAREHOLDER`S' EQUITY

Current liabilities:
   Accounts payable                                     $  6,158     $  5,255
   Accrued compensation and benefits                       1,399        2,151
   Other accrued liabilities                               3,354        3,889
   Income taxes payable                                      710            -
   Current portion of long-term debt                         700        1,576
   Due to related parties                                     90          843
                                                       ---------     ---------
      Total current liabilities                           12,411       13,714

Long-term debt                                                 -          111
Noncurrent deferred income taxes and other                   903        1,041

Shareholders' equity:
   Preferred stock, voting, $.10 par value,
      10,000 shares authorized, none
      issued and outstanding                                   -            -
   Common stock, $.01 par value,
      20,000 shares authorized; 10,132 and 9,521 shares
      issued; 9,630 and 9,164 shares outstanding             101           95
   Additional capital                                     24,747       22,137
   Retained earnings                                       3,574        2,879
   Cumulative translation adjustment                        (279)         (66)
   Less - treasury stock (502 and 357 shares), at cost    (2,167)      (1,334)

                                                       ---------     ---------
      Total shareholders' equity                          25,976       23,711

                                                       ---------     ---------
      Total liabilities and shareholders' equity        $ 39,290     $ 38,577
                                                       =========     =========



                        See accompanying notes.

                            MICROGRAFX, INC.
           SUPPLEMENTAL CONSOLIDATED STATEMENTS OF OPERATIONS
                 (in thousands, except per share data)



                                                   YEARS ENDED JUNE 30,
                                              1995        1994         1993
                                            --------    --------     --------
Net revenues                                $ 64,345    $ 61,505     $ 56,477
Cost of revenues                              16,148      15,026       14,255
                                            --------    --------     --------
     Gross profit                             48,197      46,479       42,222

Operating expenses:
   Sales and marketing                        34,703      33,089       32,157
   General and administrative                  7,607       9,147        8,071
   Research and development                    5,358       6,785        4,925
   Restructuring and unusual charges               -       3,813        1,396
                                            --------    --------     --------
        Total operating expenses              47,668      52,834       46,549
                                            --------    --------     --------
Income (loss) from operations                    529      (6,355)      (4,327)

Interest income                                 (734)       (559)        (614)
Interest expense                                  83         147          255
Other (income) expense, net                     (277)        963          565
                                            --------    --------     --------
     Total non operating (income) expense       (928)        551          206
                                            --------    --------     --------
Income (loss) before income taxes              1,457      (6,906)      (4,533)

Income taxes                                     762      (1,138)      (1,061)
                                            --------    --------     --------
Net income (loss)                           $    695    $ (5,768)    $ (3,472)
                                            --------    --------     --------

Income (loss) per share                     $   0.07    $  (0.64)    $  (0.40)
                                            --------    --------     --------

Shares used in computing
income (loss) per share                     $  9,480    $  8,986     $  8,754
                                            ========    ========     ========





                        See accompanying notes.

                            MICROGRAFX, INC.
      SUPPLEMENTAL CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                             (in thousands)



<Caption

                                                          COMMON STOCK                          CUMULATIVE
                                                         --------------   ADDITIONAL  RETAINED  TRANSLATION    TREASURY
                                                         SHARES  AMOUNT   CAPITAL     EARNING   ADJUSTMENT      STOCK      TOTAL
                                                         ------  ------   --------    --------  -----------    --------   --------
BALANCE, JUNE 30, 1992                                   8,587   $   86   $ 17,625    $ 12,119      $  (25)    $  (608)   $ 29,197

Common stock issued under stock option plan                153        1        619           -           -           -         620

Common stock issued under stock purchase plan              111        1        657           -           -           -         658

Common stock issued by Visual                              183        2        715           -           -           -         717

Tax benefit of stock options exercised                       -        -        315           -           -           -         315

Repurchase of restricted stock  (45 shares)                  -        -          -           -           -        (370)       (370)

Translation of foreign currency financial statements         -        -          -           -        (350)          -        (350)

Net loss                                                     -        -          -      (3,472)          -           -      (3,472)

                                                         ------  ------   --------    --------      ------- -----------   --------
BALANCE, JUNE 30, 1993                                   9,034       90     19,931       8,647        (375)       (978)     27,315

Common stock issued under stock option plan                265        3        947           -           -           -         950

Common stock issued under stock purchase plan              142        1        629           -           -           -         630

Common stock issued by Visual                               80        1        227           -           -           -         228

Tax benefit of stock options exercised                       -        -        519           -           -           -         519

Stock warrants issued                                        -        -         23           -           -           -          23

Issuance of restricted stock  (45 shares)                    -        -       (139)          -           -         370         231

Treasury stock acquired  (107 shares)                        -        -          -           -           -        (726)       (726)

Translation of foreign currency financial statements         -        -          -           -         309           -         309

Net loss                                                     -        -          -      (5,768)          -           -      (5,768)

                                                         ------  ------   --------    --------      ------- -----------   --------
BALANCE, JUNE 30, 1994                                   9,521       95     22,137       2,879         (66)     (1,334)     23,711

Common stock issued under stock option plan                 65        1        246           -           -           -         247

Common stock issued under stock purchase plan              125        1        532           -           -           -         533

Common stock issued by Visual                              421        4      1,783           -           -           -       1,787

Tax benefit of stock options exercised                       -        -         49           -           -           -          49

Treasury stock acquired  (145 shares)                        -        -          -           -           -        (833)       (833)

Translation of foreign currency financial statements         -        -          -           -        (213)          -        (213)

Net income                                                   -        -          -         695           -           -         695

                                                         ------  ------   --------    --------      ------- -----------   --------
BALANCE, JUNE 30, 1995                                   10,132  $  101   $ 24,747    $  3,574      $ (279) $   (2,167)   $ 25,976
                                                         ======  ======   ========    ========      ======= ===========   ========

                            See accompanying notes.

                            MICROGRAFX, INC.
           SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (in thousands)


                                                        YEARS ENDED JUNE 30,
                                                      1995      1994      1993
                                                    --------  --------  --------
Cash flows from operating activities:
Net income (loss)                                   $    695  $ (5,768) $ (3,472)
Adjustments to reconcile net income (loss) to
   net cash provided by operating activities:
   Depreciation and amortization                       8,113     8,611     5,303
   Restructuring charge                                    -     3,813     1,396
   Deferred income taxes and other                       234    (1,793)    1,232
   Changes in assets and liabilities:
      (Increase) decrease in accounts receivable      (4,141)    3,354     4,011
      (Increase) decrease in inventories                 544      (363)    1,087
      Increase in income taxes payable                   751         -         -
      Decrease in other current assets                    93       820       459
      Increase (decrease) in payables and accruals      (342)    1,793    (2,947)
                                                    --------  --------  --------
         Total adjustments                             5,252    16,235    10,541
                                                    --------  --------  --------
         Net cash provided by operating activities     5,947    10,467     7,069
                                                    --------  --------  --------

Cash flows from investing activities:
   Proceeds from sales of short-term investments       7,441     7,959     6,524
   Purchases of short-term investments                (5,507)   (8,311)     (900)
   Capitalization of software development costs
      and purchases of acquired product rights        (5,324)   (4,215)   (6,184)
   Purchases of property and equipment, net           (1,820)   (2,627)   (2,123)
   Other                                                (322)      199      (508)
                                                    --------  --------  --------
         Net cash used in investing activities        (5,532)   (6,995)   (3,191)
                                                    --------  --------  --------

Cash flows from financing activities:
   Proceeds from notes payable                           700         -     6,256
   Payments of notes payable                          (1,570)   (1,964)   (7,243)
   Increase in due to related parties                    938       738      (241)
   Proceeds from employee stock programs                 779     1,603     1,277
   Proceeds from issuance of common stock                  -       217       717
   Tax benefits realized from stock transactions          49       519       315
   Treasury stock acquired, net                         (833)     (495)     (370)
                                                    --------  --------  --------
         Net cash provided by financing activities        63       618       711
                                                    --------  --------  --------

Net increase in cash and cash equivalents                478     4,090     4,589
Cash and cash equivalents, beginning of year          10,851     6,761     2,172
                                                    --------  --------  --------
Cash and cash equivalents, end of year              $ 11,329  $ 10,851  $  6,761
                                                    ========  ========  ========

Supplemental disclosures of cash flow information:
   Cash paid for --
      Interest                                            66       114       217
      Income taxes                                         9        31       140


                        See accompanying notes.

                                MICROGRAFX, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS



BASIS OF PRESENTATION OF SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

    On April 2, 1996, Micrografx, Inc. ("Micrografx" or "the Company"), acquired all of the issued and outstanding capital stock and options of Visual Software, Inc., a California corporation ("Visual"). The acquisition has been accounted for as a pooling of interests. Accordingly, these supplemental consolidated financial statements of Micrografx, Inc. and subsidiaries have been restated to retroactively include the accounts and operations of Visual Software, Inc. for all periods presented. See "Acquisition of Visual Software, Inc." included herein.


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The Company
    Micrografx, Inc. was founded in 1982 and incorporated in 1984 in the state of Texas. Micrografx develops and markets graphics software to meet the creative needs of everyone who uses a personal computer.

    Principles of Consolidation
    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany transactions and accounts have been eliminated.

    At June 30, 1995, the Company's wholly owned subsidiaries include Micrografx, Ltd. (United Kingdom); Micrografx France, SARL; Micrografx Germany, GmbH; Micrografx Japan, KK; Micrografx Italia S.r.l.; Micrografx Canada, Inc.; Micrografx Australia Pty. Limited; Micrografx B.V. (the Netherlands); Micrografx Technology N.V. (Netherlands Antilles); Visual Software, Inc.; Visual Software Exports Limited ("VSEL"); Visual Software U.K. Sales Limited ("VSUK"); and Visual Worlds Development, Inc. (80% owned at June 30, 1995).

    Change in Fiscal Year
    On May 10, 1994, the board of directors approved the changing of the Company's fiscal year end to periods ending June 30. This change became effective for the period ending June 30, 1994 and the Company filed a transition report on Form 10-Q for the three month transition period ended June 30, 1994. This change in year end better reflects the current nature of the Company's business. The accompanying financial statements have been restated to conform to the June 30 year end.

ACQUISITION OF VISUAL SOFTWARE, INC.

    On April 2, 1996, Micrografx, Inc. ("Micrografx" or "the Company"), acquired all of the issued and outstanding capital stock and options of Visual Software, Inc., a California corporation ("Visual"). In connection with the acquisition, Micrografx also agreed to exchange shares of its common stock for the 20% outstanding minority interest in Visual Worlds Development Corporation ("VWD") owned by persons other than Visual. VWD was an 80% owned subsidiary of Visual prior to the acquisition. Visual and its subsidiaries are engaged in the development and marketing of 3-D graphics software and Micrografx intends to continue the business of Visual. Micrografx issued approximately 0.36547 shares of common stock for each outstanding share of common stock of Visual, approximately .2930 shares of its common stock for each outstanding option, net of the option exercise price, and an aggregate of 3,655 shares of its common stock for the 20% interest in VWD owned by the minority stockholders of VWD. As a result, a total of approximately 882,536 shares of the common stock of Micrografx were issued in connection with these transactions.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




    Separate results for the periods prior to the acquisition are presented below. The summary below is not necessarily indicative of results that may be obtained in the future.

                                                  Net Income     Earnings
                                  Net Revenues      (Loss)       Per Share
                                  ------------    -----------    ---------
Year ended June 30, 1993
Micrografx                        $   55,865      $  (2,792)     $   (0.33)
Visual                                   612           (680)         (0.85)
                                  ----------      ---------      ---------
Combined                          $   56,477      $  (3,472)     $   (0.40)
                                  ==========      =========      =========

Year ended June 30, 1994
Micrografx                        $   60,732      $  (4,816)     $   (0.56)
Visual                                   773           (952)         (2.83)
                                  ----------      ---------      ---------
Combined                          $   61,505      $  (5,768)     $   (0.64)
                                  ==========      =========      =========

Year ended June 30, 1995
Micrografx                        $   60,444      $   1,778      $    0.20
Visual                                 3,901         (1,083)         (1.66)
                                  ----------      ---------      ---------
Combined                          $   64,345      $     695      $    0.07
                                  ==========      =========      =========

    Inventories
    Inventories are stated at the lower of cost or market using a weighted-average method which approximates the first- in, first-out (FIFO) method. Finished goods inventories include costs of material, labor and overhead. Major classes of inventory include the following (in thousands):

                                               June 30,
                                          -------------------
                                           1995        1994
                                          -------     -------
             Raw materials                $   814     $   874
             Finished goods                   494         978
                                          -------     -------
                                          $ 1,308     $ 1,852
                                          =======     =======


    Property and Equipment
    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided for using the straight-line method over the following estimated useful lives:

             Computers and equipment           2-5 Years
             Software                          2-5 Years
             Furniture and fixtures            5-7 Years
             Leasehold improvements            Term of Lease

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




    Capitalized Software Development Costs and Acquired Product Rights
    In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software," the Company capitalizes certain software development costs incurred after technological feasibility is achieved and also capitalizes costs of acquiring certain product rights in connection with the development of its computer software products. Capitalized costs are reported at the lower of unamortized cost or net realizable value. Capitalized software development costs and acquired product rights are amortized straight-line over the estimated economic life of the products that ranges from 12 to 24 months, which approximates amortization based on the ratio of current net sales over future estimated net sales. The Company begins amortization when the products are available for general release to customers. All other research and development expenditures are charged to research and development expense in the period incurred.

    Foreign Currency Translation
    For the majority of the Company's foreign subsidiaries, the functional currency is the local currency of the country. Accordingly, assets and liabilities of the foreign subsidiaries are translated to U.S. dollars at year end exchange rates. Income and expense items are translated at the average rates of exchange prevailing during the year. The adjustments resulting from translating the financial statements of foreign subsidiaries are reflected as cumulative translation adjustments, a reduction of shareholders' equity. The effect of exchange rate changes on cash and cash equivalents was not material for the years presented.

    Derivative Instruments
    The Company periodically enters into derivative financial transactions to hedge existing or projected exposures to changing foreign exchange rates. The Company does not enter into derivative transactions for speculative purposes. Foreign currency hedges are carried at fair value with the resulting gains and losses reflected in other (income) expense.

    Revenue Recognition
    Revenues on applications software product sales are recognized when the related products are shipped to customers, net of discounts and allowances for estimated future returns. The Company offers "stock balancing" (the ability to return slow-moving or obsolete products) to distributors and dealers which make up the majority of the Company's revenues. Products may be exchanged for credit against future purchases of other Company products on a minimum of a dollar-for-dollar basis. Defective products may be returned for credit or exchange. Returns in excess of the allowance could occur if a significant amount of the Company's products proved to be defective. Revenues are recognized on any systems software development contracts in accordance with the percentage of completion method.

    The Company periodically offers rebates to distributors, the amounts of which are primarily based on sales volume. The Company also offers distributors and resellers incentives and co-op funds, generally 2-10% of amounts invoiced, that are used to promote the Company's products. These funds are generally paid as a credit against outstanding invoices and are included in sales and marketing expense during the period in which revenue is recognized.

    In fiscal 1993, the Company adopted Statement of Position 91-1, "Software Revenue Recognition" ("SOP 91-1"), issued by the American Institute of Certified Public Accountants. SOP 91-1 requires, among other things, that the sales value of post contract customer support must be deferred and amortized over an initial warranty period. The effect of adopting SOP 91-1 was not material.

    Reclassifications
    Certain previously reported amounts have been reclassified to conform with current year presentation.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




CASH,  CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

    The Company considers all highly liquid securities with original maturities of three months or less to be cash equivalents. Short-term investments are recorded at the lower of cost or fair market value. Cash and cash equivalents and short-term investments consist of the following (in thousands):

                                                 June 30,
                                      --------------------------------
                                          1995                1994
                                      ------------        ------------
    Cash and cash equivalents:
         Cash                            $  5,151          $   4,545
         U.S. Treasury securities             395                  -
         Government backed issues               -              3,481
         Money market funds                 3,120                687
         Commercial paper                   2,663              2,138
                                         --------          ---------
    Total cash and cash equivalents        11,329             10,851
    Short-term investments:
         U.S. Treasury securities           3,866              4,632
         Government backed issues           1,303              1,495
         Money market funds                   143                120
         Commercial paper                       -              1,000
                                         --------          ---------
    Total short-term investments            5,312              7,247

                                         --------          ---------
    Total cash and short-term            $ 16,641          $  18,098
                                         ========          =========

    Effective April 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). In accordance with SFAS 115, prior period financial statements have not been restated to reflect the change in accounting principle. The cumulative effect of adopting SFAS 115 was not material to the Company's financial position and results of operations.

    Under SFAS 115, the appropriate classification of securities is determined at the time of purchase and reevaluated as of each balance sheet date. The Company has classified its short-term investments as held-to-maturity under the provisions of SFAS 115, which requires that the Company have the intent and ability to hold these securities to full maturity. These held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums and discounts, and the cost of securities sold is based on the specific identification method.


    The Company's investments, which are classified as held-to-maturity, consist of the following at June 30, 1995 (in thousands):

                                        Amortized     Unrealized        Fair
                                          Cost          Gains          Value
                                       ---------------------------------------
            U.S. Treasury securities      $  3,866       $   16     $   3,882
            Government backed issues         1,303            5         1,308
            Money market funds                 143            -           143
                                       ---------------------------------------
                                          $  5,312        $  21     $   5,333

    The fair value of investments is based on quoted market prices, where available, or quotes from external pricing sources such as brokers for those or similar investments and issues. All short-term investments have maturities within one year of the balance sheet date.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS



ACCOUNTS RECEIVABLE

    Accounts receivable consists of the following (in thousands):

                                                       June 30,
                                               -----------------------
                                                 1995           1994
                                               ---------      --------
            Trade Receivables                  $  11,211      $  9,547
            Allowances                            (1,979)       (4,456)
                                               ---------      --------
            Accounts receivable, net           $   9,232      $  5,091
                                               =========      ========

    Allowances consist of reserves for returns, reserves for bad debt and accrued co-op and incentive programs. Allowances at June 30, 1994 included reserves for excess channel inventory related to the launch of the Crayola products.

    At June 30, 1995 and 1994, approximately 60% and 51%, respectively, of trade receivables represented amounts due from ten customers. At June 30, 1995, the Company had two customers with receivable balances of 16% and 14% of trade receivables. At June 30, 1994, the Company had two customers with receivable balances of 16% and 11% of trade receivables. The credit risk in the Company's trade accounts receivable is substantially mitigated by the Company's credit evaluation process, credit insurance policies, reasonably short collection terms and the geographical diversification of revenues.

    Accrued returns, co-op and incentives are included in accounts receivable, net and vary depending on the timing of receipt of product returns and actual expenditures received from distributors and resellers.

    The Company distributes its products domestically through independent, non-exclusive distributors, authorized dealers, and its corporate sales representatives located in 7 cities throughout the United States. The Company distributes its products internationally through 77 independent, non-exclusive distributors located in 31 countries. In fiscal 1995, the Company had two customers whose sales accounted for 15% and 11% of net revenues; in fiscal 1994, two customers' sales each accounted for 10% of net revenues; and in fiscal 1993, two customers' sales accounted for 13% and 10% of net revenues.

PROPERTY AND EQUIPMENT

    Property and equipment consists of the following (in thousands):

                                                             June 30,
                                                       -------------------
                                                         1995       1994
                                                       --------   --------
         Computers and equipment                       $11,522    $10,287
         Furniture and fixtures                          1,826      1,788
         Leasehold improvements                            488        430
                                                       -------    -------
                                                        13,836     12,505
         Less -- accumulated depreciation              (9,205)    (7,044)
                                                       -------    -------
         Property and equipment, net                    $4,631     $5,461
                                                       =======    =======

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




INTANGIBLE ASSETS

    Capitalized software development costs and acquired product rights consist of the following (in thousands):

                                                             June 30,
                                                       --------------------
                                                         1995        1994
                                                       --------    --------
          Capitalized software development costs        $7,306       $6,882
          Less -- accumulated amortization             (3,710)      (3,344)
                                                       -------      -------
          Capitalized software development              $3,596       $3,538
                                                       =======      =======

          Acquired product rights                       $2,440       $3,143
          Less -- accumulated amortization             (1,138)      (1,646)
                                                       -------      -------
          Acquired product rights, net                  $1,302       $1,497
                                                       =======      =======


    During the years ended June 30, 1995, 1994 and 1993, the Company capitalized $5,324,000, $4,215,000 and $6,202,000, respectively, of software development costs and acquired product rights. Amounts amortized and charged to cost of revenues for capitalized software development costs and acquired product rights during the years ended June 30, 1995, 1994 and 1993 were $5,455,000, $6,015,000 and $3,196,000, respectively.
    Additionally, the Company wrote down certain software costs to net realizable value resulting in charges to expense of approximately $93,000, $170,000 and $56,000 in fiscal 1995, 1994 and 1993, respectively.

DEBT

    Notes Payable
    The Company's $6 million line of credit expires December 31, 1995, which was renewed effective January 1, 1996 and expires on January 5, 1997. The line of credit is secured by certain receivables and fixed assets and contains certain financial covenants, including limitations on minimum tangible net worth, net liquid assets and quick ratio, as defined. The revolving line of credit is due on demand or December 31, 1995 and bears interest at the bank's prime rate (9.0% at June 30, 1995). Commitment fees related to the line of credit are .25% of the unused line of credit per year. At June 30, 1995 and 1994, no borrowings on the line were outstanding.

    VSEL maintains a $1,000,000 line of credit with a bank in Guernsey. The line of credit is secured by a stockholder's cash deposit for the same amount and guaranteed by the stockholder. Interest is charged at a rate of 1 percent per annum over the interest rate applied to cash deposits (5.95 percent at June 30, 1995). The commitment had an initial term of six months, through October 1995, and has been extended for another six months through April 1996. The Company had $700,000 outstanding under the line of credit at June 30, 1995. The bank also guaranteed the Company's inventory supply agreement in the amount of $64,700 at June 30, 1995.

    Due to Related Parties
    As of June 30, 1994, $743,000 of the amounts due to related parties were owed to Visual shareholders and were non-interest bearing, unsecured and convertible to common stock. These debts were canceled and exchanged for common stock during the year ended June 30, 1995. The remaining $100,000 represents a loan to VSEL that was forgiven and converted to paid-in-capital during the year ended June 30, 1995.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




    As of June 30, 1995, $23,000 of the amounts due to related parties is non-interest bearing, unsecured and payable on demand. The remaining $50,000 is unsecured and bears interest at 7.01 percent per annum.

    On April 2, 1996 all amounts owed to the bank in Guernsey and related parties were paid in connection with the merger.

    Long-Term Debt
    Long-term debt at June 30, 1994 consisted of $1,444,000 remaining on a $3 million term note with a weighted average interest rate of 5.11%, which was payable in equal monthly installments of principal and interest through June 30, 1995. The term note was secured by certain financial covenants, including, among other restrictions, limitations on minimum tangible net worth, net liquid assets and quick ratio, as defined. At June 30, 1995, there were no borrowings outstanding.


INCOME TAXES

    Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting basis of assets and liabilities. Current and noncurrent deferred income taxes payable are classified on the balance sheet based on the classification of the assets and liabilities giving rise to these differences. Deferred tax assets and liabilities that are not related to an asset or liability for financial reporting are classified according to the expected reversal of the temporary difference.

    Components of the provision (benefit) for income taxes are as follows (in thousands):

                                                    Years Ended June 30,
                                              --------------------------------
                                                 1995      1994       1993
                                              --------  ----------  ----------
    Current:
      Federal                                 $    143  $    (555)  $  (2,733)
      State and local                                6          27         229
      Foreign                                      440          67          92
                                              --------   ---------  ----------
    Total current provision (benefit)              589       (461)     (2,412)
    Deferred federal provision (benefit)           173       (677)      1,351
                                              --------  ----------  ----------
    Total income tax provision (benefit)      $    762  $  (1,138)  $  (1,061)
                                              ========  ==========  ==========

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




    The provision for income taxes is reconciled with the federal statutory rate as follows (in thousands):

                                                     Years Ended June 30,
                                        ----------------------------------------
                                           1995          1994             1993
                                        ---------    ------------     ----------
    Provision (benefit) computed at     $     495    $    (2,348)     $  (1,541)
         federal statutory rate
    Utilization of current research             -              -            (55)
         development tax credits
    State and local taxes, net of               -             31             95
         federal tax benefit

    Foreign tax rate differential              67             43             18
    Change in valuation allowance              80          1,897            347
    Research and development credit
         and AMT carryforward                   -           (689)          (116)
    Other                                     120            (72)           191
                                         --------    -----------      ---------
    Tax provision (benefit)              $    762    $    (1,138)     $  (1,061)
                                         ========    ===========      =========

    Components of the net deferred income tax liability are as follows (in thousands):

                                                              June 30,
                                                      -------------------------
    Deferred Tax Assets                                  1995           1994
                                                      -------------------------
         Tax credit carryforwards                     $    1,940    $     1,940
         Net operating loss carryforward                   2,005          1,523
         Reserves and other accrued expenses not
              currently deductible for tax purposes        1,055          1,785
                                                      -------------------------
                   Total deferred tax assets               5,000          5,248

    Deferred Tax Liabilities
         Capitalized software development costs
              currently deductible for tax purposes       (1,617)        (1,684)
         Depreciation                                         (8)          (198)
         Undistributed earnings in foreign subsidiaries     (788)          (678)
         Other                                              (291)          (262)
                                                      -------------------------
                   Total deferred tax liabilities         (2,704)        (2,822)

    Total net deferred tax assets                          2,296          2,426
    Valuation allowance                                   (2,679)        (2,636)
                                                      -------------------------
    Net deferred tax liabilities, net of valuation    $     (383)   $      (210)
                                                      =========================

    The Company has research and development tax credit carryforwards of $1,690,000, which expire between 2006 and 2009. In addition, the Company has alternative minimum tax credit carryforwards of $250,000 that may be carried forward indefinitely as a credit against the Company's current tax liability. The Company also has net operating loss carryforwards of $2,139,000 exclusive of Visual's losses that expire in 2009. Visual had net operating loss carryforwards of $3,409,000 for federal tax purposes and $1,666,000 for California state tax purposes, which expire between 2006-2009. The annual utilization of these carryforwards will be limited.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




    As required by SFAS 109, the Company has recognized a deferred tax asset for these tax carryforwards. Pursuant to the requirements of SFAS 109, a valuation allowance must be provided when it is more likely than not that the deferred tax asset will not be realized. The Company has recognized the benefit of non credit-related deferred tax assets to the extent there are deferred tax liabilities that will offset such assets in the future. Visual's net operating losses have also been fully reserved due to the uncertainty of realization. The Company has provided a valuation allowance with respect to a portion of the remaining assets as the Company does not deem the full recovery of such amounts at this time to be more likely than not. In fiscal 1995, the valuation allowance was increased slightly to fully reserve Visual's current year operating losses, which was offset somewhat to reflect the likely realization of a portion of the previously reserved tax credits. Management's assessment is based upon current and anticipated operations, current tax laws, and other factors. In subsequent periods, the Company may adjust the valuation allowance, to the extent that utilization of the deferred tax assets is more likely than not, as defined by SFAS 109.

SHAREHOLDERS' EQUITY

    Common Stock Repurchase
    On May 10, 1994, the board of directors authorized the purchase of up to one million shares of Micrografx common stock on the open market over a five year period as market conditions warrant. The purpose of the program is to fund existing employee stock benefit programs and will be funded by normal working capital. As of June 30, 1995, the Company had repurchased 235,100 shares at an average price of $6.13 per share.

EMPLOYEE BENEFIT PROGRAMS

    Stock Option Plan
    The Company has reserved 3,000,000 shares of its Common Stock for issuance in connection with its stock option plan for employees and non-employees, which is administered by the Company's Stock Option Committee.

    Each option issued under the plan terminates at the time designated by the Board of Directors, not to exceed 10 years. The exercise price and vesting schedule for each option is determined by the Company's Stock Option Committee, based on the fair market value of the Company's stock at the grant date, and is payable when the option is exercised. Options that terminate under the provisions of the plan subsequently become available for reissuances.

    Outstanding options are summarized as follows:

                                           Shares              Exercise Price
                                         ----------         -------------------
         Balance, June 30, 1992             893,596         $ 0.013   - $ 16.750
         Granted                            442,943           4.750   -   11.125
         Exercised                         (153,302)         (0.013)  -   (8.000)
         Canceled                          (326,797)         (3.000)  -  (16.750)
                                         ----------         --------------------
         Balance, June 30, 1993             856,440         $ 0.013   - $ 11.125
         Granted                          1,270,499           5.750   -    9.375
         Exercised                         (265,120)         (0.417)  -   (8.000)
         Canceled                          (374,593)         (3.000)  -  (11.250)
                                         ----------         --------------------
         Balance, June 30, 1994           1,487,226         $ 0.013   - $ 11.125
         Granted                            471,338           5.375   -    7.625
         Exercised                          (65,276)         (2.707)  -   (8.000)
         Canceled                          (764,544)         (0.013)  -  (11.125)
                                         ----------         --------------------
         Balance, June 30, 1995           1,128,744         $ 4.750   - $  8.250
                                         ==========         ====================

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS



    In July 1995, Visual's Board of Directors issued options to purchase 241,000 shares of Visual's common stock at $1 per share. These options were to vest ratably over four years and immediately vest in the event of a merger. As part of the merger with Micrografx, such options were exchanged for Micrografx common stock based on their relative fair value.

    Employee Stock Purchase Plan
    The Company's Employee Stock Purchase Plan allows eligible employees to authorize the Company to withhold from 1% to 10% of gross earnings. Shares are purchased by participants at the lower of 85% of the fair market value per share at the beginning or ending of each offering period. As of June 30, 1995, 500,000 shares were authorized for the plan, approximately 405,000 shares were issued, and approximately $52,000 had been withheld for the purchase of shares for the November 1995 offering period.

    Savings Plan
    The Micrografx, Inc. 401(k) Savings Plan allows eligible employees to elect to reduce their current compensation by up to 15%, subject to certain maximum dollar limitations prescribed by the Internal Revenue Code ($9,240 in fiscal 1995), and have the amount contributed to the plan as salary deferral contributions. The Company may make employer contributions to the plan at the discretion of the Board of Directors. During fiscal 1995, 1994 and 1993, the Company contributed approximately $85,626, $116,000 and $56,000 to the plan, respectively. At June 30, 1995, there were approximately 99 participants in the plan.


Related Parties

    On May 31, 1994, the Company's former President and Chief Executive Officer ("the Borrower"), became indebted to the Company for the principal sum of $325,000. Such indebtedness was incurred by the Borrower in connection with his purchase of a primary residence. The promissory note underlying this loan is secured by a second mortgage on the Borrower's primary residence. Interest on the promissory note is payable annually as it accrues at a per annum rate of 4.85%. The outstanding principal balance of the promissory note is payable in full in one lump sum payment no later than June 1, 2002, provided, that upon the occurrence of an event of default, which includes the Borrower's acceptance of an offer of employment extended by a third party, the entire unpaid balance of principal and accrued interest under the promissory note shall immediately become due and payable. Subsequent to year end, the Borrower repaid the principal sum of $325,000 and interest of $19,000. See "Debt" included herein.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




COMMITMENTS AND CONTINGENCIES

    Leases
    The Company leases its office and warehouse space and certain equipment under non cancelable operating lease agreements. Rent expense for these operating leases of $1,146,000, $1,284,000 and $1,092,000 was recorded for the years ended June 30, 1995, 1994 and 1993, respectively. Future minimum lease payments for operating leases are as follows (in thousands):

                         Years Ending June 30,
                    -------------------------------
                    1996               $      1,097
                    1997                        533
                    1998                        306
                    1999                        278
                    2000                        274
                                       ------------
                                       $      2,488
                                       ============


    Forward Contracts
    The Company enters into foreign exchange contracts to hedge against certain exposure to changes in foreign currency exchange rates. This exposure results from the Company's foreign operations that are denominated in currencies other than the U.S. dollar. The Company revalues foreign exchange contracts at each balance sheet date, which approximates fair value, and records the exchange difference as an unrealized gain or loss, which is included in other (income) expense, net. During fiscal 1995, 1994 and 1993, the Company recognized approximately $167,000, $179,000 and $319,000, respectively, in exchange losses associated with foreign exchange contracts. As of June 30, 1995, the Company had no forward exchange contracts outstanding.

     Litigation
    The Company's product offerings in fiscal 1995 included Crayola Amazing Art Adventure and Crayola Art Studio, which embody copyrights, trademarks, trade names and other proprietary designs and characters that are the property (the "Licensed Intellectual Property") of Binney & Smith Properties, Inc. (the "Licensor") pursuant to a license agreement between the Company and the Licensor (the "License Agreement"). The License Agreement expired on December 31, 1995, and the Company was required to cease using the Licensed Intellectual Property in connection with these products by March 31, 1996.

    In August 1995, the Company released Crayola Art, a new product specifically designed for original equipment manufacturers, and in October 1995, the Company released another product, Crayola Art Studio 2. The Company believes that it is entitled to a license agreement from the Licensor for these new products. As a result, the Company initiated litigation in February 1996 against Hallmark Cards, Inc. and Binney & Smith asserting various claims of relief, including monetary damages and a declaration that the Company is entitled to a license to sell Crayola Art and Crayola Art Studio 2. The Company settled the contractual dispute with Binney & Smith Properties, Inc., on February 23, 1996. The settlement clarifies the license agreement between Micrografx and Binney & Smith and extends to Micrografx the right to sell and market Crayola(TM) Art and Crayola(TM) Art Studio(TM) 2 through March 31, 1997.

    The Company is party to various legal proceedings arising from the normal course of business activities, none of which, in management's opinion, is expected to have a material adverse impact on the Company's results of operations or its financial position.

                              MICROGRAFX, INC.
           NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS



RESTRUCTURING AND UNUSUAL CHARGES

    In September 1993, the Company hired a new President and Chief Executive Officer. In connection with this change and his influence on management and direction, the Company initiated several actions that required accounting consideration in the quarter ended December 31, 1993. These changes include the closing of the Company's Scandinavian subsidiaries, the consolidation of corporate headquarters personnel into one building, and the ceasing of marketing activities associated with certain of the Company's products. These actions resulted in excess lease space, severance and asset write-downs of approximately $3,813,000, of which $1,500,000 was non-cash.

    As a result of the Scandinavian office closure and the consolidation of international operations, 22 associates were laid off. In the U.S., eight positions were eliminated in connection with the streamlining of operations and outsourcing of certain functions, and the decision to eliminate members from executive management.

    The fiscal 1994 restructuring charge consisted of the following (in thousands):

                                                    Accrued        Actual
                                                   -----------------------
       Office consolidation costs                  $  1,788       $  1,493
       Product-related write-downs:
            Inventory and accounts receivable           364            364
            Acquired product rights                     800            800
       Severance and other                              861          1,129
                                                   -----------------------
       Total restructuring charges                 $  3,813       $  3,786
                                                   =======================


    As of June 30, 1995, no restructuring accruals remained.

    During fiscal 1993, the Company realigned its worldwide operations in response to changes in software purchasing trends and the costs of marketing products and services globally. This realignment resulted in severance costs of $675,000 and a $221,000 write-down of assets resulting from the Company's reassessment of near-term business strategy. Unusual charges also include $500,000 associated with a mismanagement of corporate funds in the Japanese subsidiary.


INCOME (LOSS) PER SHARE

    Income per share for fiscal 1995 is based on the weighted average common and dilutive equivalent shares outstanding using the treasury stock method. For fiscal 1995, there were approximately 9,455,000 weighted average shares outstanding and 25,000 common stock equivalents from the Company's employee stock plans.

    For purposes of calculating the loss per share in fiscal 1994 and 1993, only weighted average shares outstanding of 8,986,000 and 8,754,000 were used, respectively, as inclusion of common stock equivalents would be anti-dilutive.

    Fully diluted income per share was not materially different from primary earnings per share for all years presented.

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




SEGMENT INFORMATION

    The Company operates in a single industry segment: the development, marketing and support of personal computer applications and systems software products. Virtually all products sold in Europe are manufactured in the Netherlands. Substantially all other products are manufactured in Richardson, Texas. Net revenues for each segment include only sales to unaffiliated customers; there were no intra-segment revenues for the periods presented. Income (loss) from operations is net revenues less cost of goods sold and operating expenses for each geographical region. In fiscal 1995, 1994 and 1993, cost of revenues include direct costs incurred by each segment and an allocation of amortization of capitalized software development costs and acquired product rights.

    Summary information regarding the Company's geographical regions is presented below (in thousands):

                                             Years Ended June 30,
        Net revenues                     1995        1994       1993
                                      --------------------------------
        U.S.                          $ 27,845   $  26,094   $  25,358
        Germany                         12,833      16,069      14,971
        France                           5,101       3,966       5,132
        Japan                            6,849       3,233       1,562
        Rest of World                   11,717      12,143       9,454
                                      --------   ---------   ---------
             Total                    $ 64,345   $  61,505   $  56,477

        Income from operations          1995         1994         1993
                                      --------------------------------
        U.S.                          $   (837)  $  (4,199)  $  (3,683)
        Germany                            (80)      1,554       3,468
        France                             (34)     (1,617)       (342)
        Japan                              906        (112)     (1,044)
        Rest of World                      574      (1,981)     (2,726)
                                      --------   ---------   ---------
           Total                      $    529   $  (6,355)  $  (4,327)

        Depreciation                     1995         1994        1993
                                      --------------------------------
        U.S.                          $  2,020   $   2,018   $   1,706
        Germany                            232         188         163
        France                             121         175         105
        Japan                               54          18          21
        Rest of World                      278         175         172
                                      --------   ---------   ---------
             Total                    $  2,705   $   2,574   $   2,167

                                MICROGRAFX, INC.
            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS




                                               Year Ended June 30,
          Identifiable assets             1995       1994       1993
                                        ------------------------------
          U.S.                          $ 26,061   $ 27,159   $ 29,178
          Germany                          1,443      1,830      5,097
          France                             839        623      2,835
          Japan                            3,057      2,676        709
          Rest of World                    7,890      6,289      2,822
                                        --------   --------   --------
               Total                    $ 39,290   $ 38,577   $ 40,641

        Capital expenditures              1995       1994       1993
                                        ------------------------------
        U.S.                            $  1,301   $  2,132   $  1,663
        Germany                              121        442        285
        France                                79         52         15
        Japan                                152         54          5
        Rest of World                        264        161        155
                                        --------   --------   --------
             Total                      $  1,917   $  2,841   $  2,123